UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
            0-539650

GRAHAM ALTERNATIVE INVESTMENT FUND I LLC

Delaware	0-539650	20-4897069
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

c/o GRAHAM CAPITAL MANAGEMENT, L.P.
40 Highland Avenue
Rowayton, CT  06853
(Address of principal executive offices) (zip code)

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT  06853
(203) 899-3400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Systematic Strategies Portfolio Units of Interests
(Title of each class of securities covered by this Form)

Blended Strategies Portfolio Units of Interests
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)

☐	Rule 12g-4(a)(2)

☐	Rule 12h-3(b)(1)(i)

☐	Rule 12h-3(b)(1)(ii)

☒	Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  232

Pursuant to the requirements of the Securities Exchange Act of 1934, Graham Alternative Investment Fund I LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       03/27/2013

By:	GRAHAM CAPITAL MANAGEMENT, L.P.
its Manager

	By:	/s/ Paul Sedlack
Paul Sedlack, Chief Executive Officer